March 23, 2012

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Ms. ONeal-Johnson:

This letter responds to additional comments on the response letter filed via EDGAR on March 15, 2012 (the “Response Letter”) for the comments on Post-Effective Amendment No. 51 to the Registrant’s registration statement on Form N-1A on behalf of the Henderson All Asset Fund filed that were provided to me by telephone on March 21, 2012 by the Securities and Exchange Commission (the “Commission”).

1.           Comment:  The Commission requested that the Registrant include the contingent deferred sales charge (CDSC) of 1.00% for Class A shares in the “Summary-Fees and Expenses Table”.  This CDSC is described in the section entitled “Description of Share Classes-Applicable Sales Charge-Class A Shares” of the Prospectus for the Fund, footnote*** discloses that “Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. Please note if a client or financial intermediary is unable to provide account verification on purchases receiving million dollar breakpoints due to rights of accumulation, sales commissions will be forfeited. Purchases eligible for sales charge waivers as described under “Sales Charge Waivers – Class A Shares” are not eligible for sales commissions on purchases of $1 million or more.”

 Response:  The line item “Maximum Deferred Sales Charge (Load) (as a percentage of offering price) – Class A Shares – None” will be amended to read “None(a)”.  The new footnote (a) will read:  “A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.”

The Registrant believes that it is appropriate to show the 1.00% deferred sales charge on Class A shares in a footnote and not in the line item because it is only applies to a limited number of shareholders based on their particular circumstances.

2.           Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for the Fund, Acquired Fund Fees and Expenses should be revised in accordance with Instruction 3(f) of Item 3 of Form N-1A.

 Response:  The Registrant will make the change as requested.

3.           Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for the Fund, the last sentence of footnote (d) states that “The Fund’s Expense Limitation Agreement shall terminate upon the earlier of the termination of the Advisory Agreement or July 31, 2015.”  Please revise footnote to be consistent with Instruction 3(e) of Form N-1A.

 Response:  The Registrant will amend the sentence to read:  “The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2015.”

4.           Comment:  The Commission requested that the Registrant revised the Fund’s disclosure in the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund to specify which type of derivative instrument the Fund may invest in and the corresponding risk for each such derivative instrument.  In the Response Letter, the Registrant did not describe with specificity the types of derivative instruments the Fund may invest and the corresponding risk for each such derivative instrument.  Please revise the disclosure.

 Response:  The following disclosure will be included in the Prospectus regarding derivatives:

●
Derivatives. The Fund may engage in exchange-traded or over-the-counter derivative transactions to enhance total return, to gain or limit exposure to equity or credit markets, interest rates or currency exchange rates, and/or as a substitute for the purchase or sale of securities, currencies or certain asset classes. The Fund expects to use derivatives principally when seeking to gain or limit exposure to equity markets by using futures contracts on securities indices or by purchasing exchange-traded call or put options on equity indices futures contracts, to gain or limit currency exposure using forward foreign currency contracts, to obtain net long or net negative (short) exposures to selected interest rate, duration or credit risks using a combination of bond or interest rate futures contracts, options on bond or interest rate futures contracts, and interest rate, inflation rate and credit default swap agreements. However, the Fund may also purchase or sell other types of derivatives contracts. There is no stated limit on the Fund’s use of derivatives.

●
Derivatives Risk.  Derivatives involve special risks different from, and potentially greater than, the risks associated with investing directly in securities and may result in greater losses. The successful use of derivatives depends on the manager’s ability to manage these sophisticated instruments, which require investment techniques and risk analysis different from those of other investments. Derivatives involve the risk of mispricing or improper valuation and the prices of derivatives may move in unexpected ways especially in unusual market conditions, and may result in increased volatility and unexpected losses. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses. Derivatives risk may be more significant when derivatives are used to enhance return or as a substitute for a cash investment position, rather than solely to hedge the risk of a position held by the Fund. When derivatives are used to gain or limit exposure to a particular market, market segment or asset class, their exposure may not correlate as expected to the performance of such market or asset class thereby causing the Fund to fail to achieve its original purpose for using such derivatives. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the manager’s potential inability to terminate or sell derivatives positions. A liquid secondary market many not always exist for a Fund’s derivative positions at any time. In fact, many over-the-counter instruments (instruments not traded on exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. Derivatives may also involve credit and interest rate risks. In addition, the risks associated with the use of derivatives are magnified to the extent that a larger portion of the Fund’s assets are committed to derivatives in general or are invested in a few types of derivatives.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
cc:           C. Yarbrough

EXHIBIT A

[Henderson Global Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

In connection with a supplemental response being made on behalf of Henderson Global Funds (“Registrant”) to comments you provided by phone on March 21, 2012 with respect to the Response Letter filed on March 15, 2012 regarding Post-Effective Amendment No. 51 to the Registrant’s registration statement on Form N-1A (the “Amendment”) filed on EDGAR on October 3, 2011, the Registrant hereby acknowledges that:

●	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;
●	the effectiveness of the Amendment will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
●	the Registrant may not assert the effectiveness of the Amendment as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on March 21, 2012.  Please do not hesitate to contact the undersigned at (312) 915-9144 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher K. Yarbrough Christopher K. Yarbrough